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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


          PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS

                           COMPLETES REGULATORY REVIEW


OCTOBER 17, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC)

Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws. As previously disclosed, Kinross has not yet filed its 2004 financial statements as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger.

Kinross has received notice that it has satisfactorily responded to all comments from regulators regarding the new methodology for accounting for the assets acquired in the merger. Accordingly, Kinross will hold a meeting of its Board of Directors later this week to adopt the new methodology and approve the unaudited, preliminary financial statements for the year ended December 31, 2004 and the restated, comparative financial statements for the year ended December 31, 2003.

Following the Board's approval, Kinross will issue a press release with the unaudited, preliminary 2004 and restated 2003 financial results and will hold a conference call to discuss the results and the restatement. It is expected that the restatement will result in a significant write down of goodwill in 2003.

Kinross then intends to file its 2003 and 2004 financial statements and the quarterly financial statements for 2004 and 2005 and other required regulatory filings as soon as possible.

In addition, Kinross will soon be announcing the date for the 2004 Annual and Special Meeting, which is likely to be held in December.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of October 24, 2005.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                     TRACEY M. THOM
SENIOR VICE PRESIDENT,                  DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS                AND COMMUNICATIONS
Tel.  (416) 365-7254                    Tel. (416) 365-1362